Filed by North Fork Bancorporation, Inc.
                              Pursuant to Rule 425 under the Securities
                              Act of 1933
                              Subject Company:  Dime Bancorp, Inc.
                              Commission File No. 001-13094


FOR IMMEDIATE RELEASE         INVESTOR:   DANIEL M. HEALY
                                          EXECUTIVE VICE PRESIDENT
                                          CHIEF FINANCIAL OFFICER
                                          631-844-1258

                              PRESS:      KEKST AND COMPANY
                                          ROBERT D. SIEGFRIED
                                          212-521-4832


              NORTH FORK SEES MAJOR VICTORY OVER DIME BANCORP
                           AT DIME ANNUAL MEETING

NEW YORK, N.Y. - JULY 14, 2000 - NORTH FORK BANCORPORATION, INC. (NYSE:NFB) said today that Dime Bancorp, Inc.'s shareholders have voted by a margin of greater than 2 to 1 to reject Dime's Board nominees at Dime's Annual Meeting held earlier today. North Fork said it delivered to the independent inspectors of election proxies voting to withhold authority for Dime's director nominees totaling approximately 54.6 million shares, or more than 70% of the shares represented at the meeting.

"We are very gratified by the overwhelming show of support we have received from Dime's shareholders," said John A. Kanas, Chairman, President and Chief Executive Officer of North Fork. "This vote should send a strong and unambiguous message to Dime's Board of Directors that Dime's shareholders do not support Dime's status quo strategy and that Dime's shareholders want Dime to commence merger negotiations with North Fork immediately. Unfortunately, in light of the repeated unconscionable conduct on the part of Dime's board, as evidenced most recently by its outrageous, value destroying transaction with Warburg Pincus, we are unable to be optimistic that such negotiations will occur.

"The good news is that because Dime's nominees have not been reelected, a majority of Dime's board will now be up for reelection no later than Dime's 2001 annual meeting. However, as is typical of Dime's disregard of its shareholders, Dime evidently is now taking the position that its nominees will continue to serve for another three-year term, even though a majority of its shareholders voting at the annual meeting have voted otherwise. Accordingly, we have no choice but to commence litigation in Delaware Chancery Court seeking an order declaring Dime's position invalid."

                                 * * * * *

Investors and security holders are advised to read North Fork's registration statement and tender offer statement with respect to its exchange offer for Dime common stock, North Fork's proxy statement with respect to North Fork's proposed solicitation of proxies from Dime stockholders in connection with Dime's 2000 annual meeting of stockholders, and any amendments or supplements to any of such documents (when they become available), because each of these documents contains, or will contain, important information. Investors and security holders may obtain a free copy of the exchange offer registration statement, the tender offer statement, the proxy statement, any amendments or supplements to any of such documents (when they become available), and any other documents filed by North Fork with the SEC, at the SEC's Internet web site at www.sec.gov. Each of these documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling North Fork's information agent, D.F. King & Co., Inc. toll-free at 1-800-755-7250.